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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                            VENDINGDATA CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  92261Q 10 3
________________________________________________________________________________
                                 (CUSIP Number)

         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 9, 2000
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 2 OF 6 PAGES


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Yvonne M. Huson
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Not applicable
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         95,192 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           70,000 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,068,309 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    70,000 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,138,309
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     28.91%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 3 OF 6 PAGES

         This Amendment No. 4 amends the Schedule 13D dated October 12, 1999, ("Schedule 13D"), the Amendment No. 1 dated June 4, 2000, (the "First Amendment"), the Amendment No. 2 dated July 22, 2000, (the "Second Amendment"), and the Amendment No. 3 dated September 28 and 29, 2000, (the "Third Amendment") of Yvonne M. Huson with respect to her ownership, as Trustee of: (1) the Richard
S. Huson Revocable Trust U/T/A dated 9/4/98 (the "Revocable Trust"); (2) the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (the "GST Exempt Trust"); and (3) the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (the "Marital Trust") (collectively, the "Huson Trusts"), of the common stock, $.001 par value, ("Common Stock") of VendingData Corporation, a Nevada corporation ("Issuer"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D or the First, Second or Third Amendments.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The filing of this Amendment No. 4 to Schedule 13D is a result of the October 9, 2000, transfer of voting power for the 97,116 shares of Common Stock beneficially owned by Ms. Huson as Trustee of the GST Exempt Trust and the 33,013 shares of Common Stock beneficially owned by Ms. Huson as Trustee of the Marital Trust, to James E. Crabbe. The transfer of voting power was effected through a Durable Power of Attorney executed by Ms. Huson and Mr. Crabbe which became effective on October 9, 2000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         YVONNE M. HUSON            PRESENTLY OWNED             PERCENTAGE(5)
         ---------------            ---------------             -------------

         Sole Voting Power              95,192(1)                   .87 %

         Shared Voting Power            70,000(2)                   .64 %

         Sole Dispositive Power      3,068,309(3)                 28.26 %

         Shared Dispositive Power       70,000(2)                   .64 %

         Total Beneficial Power      3,138,309(4)                 28.91 %

----------------

(1) This amount represents 37,500 shares of Common Stock issuable upon exercise of certain Warrants and 57,692 shares of Common Stock issuable upon conversion of a 9.5% Convertible Note.
(2) This amount represents 70,000 shares of Common Stock held by Tower Rock Partners, LLC, an entity in which Yvonne M. Huson has an interest.
(3) This amount represents 2,842,988 shares of Common Stock held by the Revocable Trust, 97,116 shares of Common Stock held by the GST Exempt Trust, 33,013 shares of Common Stock held by the Marital Trust, 37,500 shares of Common Stock issuable upon exercise of certain Warrants and 57,692 shares of Common Stock issuable upon conversion of a 9.5% Convertible Note.
(4) This amount represents 2,842,988 shares of Common Stock held by the Revocable Trust, 70,000 shares of Common Stock held by Tower Rock Partners, LLC, 97,116 shares of Common Stock held by the GST Exempt Trust, 33,013 shares of Common Stock held by the Marital Trust, 37,500 shares of Common Stock issuable upon exercise of certain Warrants and 57,692 shares of Common Stock issuable upon conversion of a 9.5% Convertible Note.
(5) These percentages reflect the percentage share ownership with respect to 10,854,801 shares, the number of shares of Common Stock outstanding as of October 31, 2000.

                                  SCHEDULE 13D

CUSIP No. 92261Q 10 3                                          PAGE 4 OF 6 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Durable Power of Attorney dated October 9, 2000, whereby Yvonne M. Huson transferred to James E. Crabbe voting power of the shares of Common Stock held in the name of the Huson Trusts, is attached hereto as Exhibit "A".


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 7, 2000



                          /s/ Stacie L. Brown
                          -------------------
                          Stacie L. Brown, Attorney-In-Fact for Yvonne M. Huson, Trustee of the Richard S. Huson Revocable Trust U/T/A dated 9/4/98, Trustee of the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98, and Trustee of the Richard S. Huson Marital Trust U/T/A dated 9/4/98








Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

STATE OF OREGON
COUNTY OF DESCHUTES

                            DURABLE POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS:

         That I, YVONNE M. HUSON, individually and as Trustee of the Richard S. Huson Revocable Trust U/T/A dated 09/04/98, the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98, and the Richard S. Huson Marital Trust U/T/A dated 9/4/98, (the "Trusts"), do hereby make, constitute, and appoint JAMES E. CRABBE my true and lawful Attorney-in-Fact.


I.       POWER AND AUTHORITIES.

                  I hereby delegate to my Attorney-in-Fact full power and authority for me in my name, place, and stead to do and perform the following act:

                                    To vote in person or by granting of a proxy
                           with or without the power of substitution, all my shares of VendingData Corporation common stock held by me, individually, or in one or any number of the Trusts.

                  This durable power of attorney shall not be affected by any disability on my part. The power conferred on my Attorney-in-Fact by this instrument shall be exercisable from October 9, 2000. All acts done by my Attorney-in-Fact pursuant to the power conferred by this Durable Power of Attorney during any period of my disability or incompetency shall have the same effect and inure to the benefit of and bind me or my heirs, devisees and personal representatives as if I were competent and not disabled.

                  This is a written Durable Power of Attorney which shall be nondelegable and which shall not be terminated by my incompetency or adjudication, as an incapacitated adult, and it shall remain in full force and effect.

I.       RELEASE AND INDEMNIFICATION OF ATTORNEY-IN-FACT.

                  My Attorney-in-Fact shall have no liability to me or to any other person for any action taken, or not taken, in good faith pursuant to this Durable Power of Attorney. I hereby release my Attorney-in-Fact from any and all liability hereunder and agree to indemnify him for any and all liabilities, costs, and expenses, including reasonable attorneys' fees, which may be incurred in good faith.

I.       RELEASE AND INDEMNIFICATION OF THIRD PERSONS.

                  Upon receipt of this Document, no third person shall have any duty to inquire into the authority of my Attorney-in-Fact to take any action set forth in Section I of this Document. I hereby release and agree to indemnify any and all persons for actions taken in compliance with the directions of my Attorney-in-Fact or for honoring any document executed by my Attorney-in-Fact or for any action taken in reliance thereon.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my seal, this 9th day of October, 2000.

                                     /s/ Yvonne M. Huson
                                    --------------------------------------------
                                    Yvonne M. Huson

                                    Signed, sealed and delivered on the 9th day of October 2000, in the presence of :

                                    /s/ Tom Biesiadecki
                                    --------------------------------------------
                                    Unofficial Witness


                                    Signed and sworn before me on October 9, 2000 by Yvonne M. Huson



                                    (notary stamp)
                                                  /s/ Barbara D. Gutierrez
                                                  ------------------------------
                                                  Notary Public



                                    For purposes of identification only, my
                                    Attorney-in-Fact has signed and sealed this Durable Power of Attorney.

                                    /s/ James E. Crabbe                   (SEAL)
                                    --------------------------------------------
                                    James E. Crabbe

                                    Signed, sealed and delivered on the 17th day of October, 2000, in the presence of:

                                    /s/ Tom Biesiadecki
                                    --------------------------------------------
                                    Unofficial Witness


                                    Signed and sworn before me on the 17th day of October, 2000, by James E. Crabbe


                                    (notary stamp)
                                                  /s/ Barbara D. Gutierrez
                                                  ------------------------------
                                                  Notary Public